Exhibit 99.2

TSX: HEXO | NASDAQ: HEXO

HEXO Corp.

Management's Discussion & Analysis

HEXO Corp. Management’s Discussion & Analysis For the three and six months ended January 31, 2022

Table of Contents

INTRODUCTION	2

COMPANY OVERVIEW	3

STRATEGY AND OUTLOOK	3

HEXO CORP. HOUSE OF BRANDS	5

HEXO GROUP OF FACILITIES	6

HEXO USA	9

CORPORATE UPDATES AND EVENTS	9

FINANCIAL RESULTS	11

OPERATIONAL AND FINANCIAL HIGHLIGHTS	12

SUMMARY OF RESULTS	13

ADJUSTED EBITDA	20

FINANCIAL POSITION HIGHLIGHTS	21

LIQUIDITY AND CAPITAL RESOURCES	22

GOING CONCERN	24

CAPITAL RESOURCES	24

CAPITALIZATION TABLE	26

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS	27

FINANCIAL RISK MANAGEMENT	28

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	31

RELATED PARTY TRANSACTIONS	31

RISK FACTORS	35

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	40

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended January 31, 2022

All dollar amounts in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated. Amounts expressed in United States dollars (“USD”) are expressed as US$.

Introduction

This MD&A of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three and six months ended January 31, 2022. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”). This MD&A is supplemental to, and should be read in conjunction with, our condensed interim consolidated financial statements for the three and six months ended January 31, 2022 (the “financial statements”) and the audited consolidated financial statements for the year ended July 31, 2021. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Management estimates that the working capital at January 31, 2022, and forecasted cash flows may require additional capitalization in order to meet the Company’s obligations for the foreseeable future. Please see Note 2 of the financial statements, and Liquidity and Capital Resources – Going concern section of this MD&A, for a more detailed discussion.

This MD&A is dated March 17, 2022.

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Company Overview

HEXO is a consumer-packaged goods (“CPG”) cannabis company with the leading recreational market share in Canada. We pride ourselves in developing innovative award-winning products, which has been evident in our product offering from the beginning. From our early innovation with the Elixir oil spray to the introduction of the 28g format and straight edge pre-rolls, we strive to develop the right products for the market at the right time. We are committed to putting consumers at the center of everything we do by ensuring we understand them, and the needs that cannabis can address or enhance in their lives. This data driven approach is at the core of our innovation pipeline and is coupled with our keen focus on delivering safe, reputable, high-quality cannabis products to our customers and consumers.

Headquartered in Gatineau, Quebec, with facilities across North America, we are constantly assessing our product development, cultivation, processing, marketing and sales practices to offer adult-use and medical cannabis products, extracts and derivatives in accordance with the Cannabis Act in Canada and globally pursuant to all applicable international regulations.

We manufacture and sell CBD Powered by HEXO® products in 17 states in the U.S. in partnership with Molson Coors and have taken HEXO international with our medical cannabis product offerings.

Strategy and Outlook

The “Path Forward” is a strategic plan that utilizes HEXO’s current assets and our capabilities, to drive accelerated organic growth, build market share and become operationally cash flow positive within the next four quarters1.

The Path Forward is made up of five priorities:

1.	Continue to reduce manufacturing and production costs;

2.	Streamline and simplify the organizational structure;

3.	Realize cost synergies from acquisitions and recent plant closures;

4.	Focus on revenue management, including more disciplined pricing; and

5.

Accelerate growth through organic market share gains and capture missed revenue opportunities, including improving our ability to align cultivation planning with market demand, reintroduce a focus on medical and strengthen our commercial capabilities and innovation pipeline.

This plan is underpinned by specific actions to fortify our balance sheet, strengthen the leadership team and enhance corporate governance.

The plan is expected to generate incremental cash flow of $37.5 million in fiscal 2022 and an additional $135 million in fiscal 2023 for a total of $172.5 million over the two years, from a combination of cost reductions and anticipated revenue growth

Reduce Manufacturing and Production costs

The Company expects to reduce manufacturing and production costs by leveraging existing capabilities across facilities. The Company is actively applying best practices and learnings from its highest-margin categories and top facilities, across its entire operations to improve and optimize productivity.

The Company has identified approximately $30 million in savings from optimizing HEXO’s production network and leveraging the capacities of its recent acquisitions. Specifically, this includes: transitioning from co-packaging agreement towards in-house production capabilities; leveraging HEXO’s scale to deliver on procurement savings; and reconfiguring the Company’s production network to achieve greater efficiencies, for example, moving vape production and distillate production to the Redecan facility.

Streamline and Simplify the Organizational Structure

The Company expects to streamline and simplify its organizational structure and more closely align operating costs with its size. These cost reductions will be achieved through a combination of reduced reliance on outside consultants, streamlining the organization as a new IT platform is implemented, right-sizing the organization, and realizing the synergistic benefits of the recent acquisitions. These initiatives are expected to represent a 30% reduction in the Company’s SG&A by fiscal year end 2023. As part of these initiatives, the Company announced the reduction of 180 positions during the quarter, resulting in savings of approximately $15 million on an annualized basis. Half of these positions were related to the previously announced closure of the Stellarton facility. The remaining reductions were related to reducing back-office positions where there is significant overlap as a result of recent acquisitions and simplifying HEXO’s operating model to drive clearer accountability.

Cost Synergies

The Company expects to continue to deliver on synergies as a result of its recent acquisitions.

[1]	Period begins post Q2’22 and includes the five quarters thereafter, up to and including Q3’23

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Revenue Management

HEXO will focus on revenue management, including more disciplined pricing across our entire range by leveraging our brand continuum we are able to differentiate ourselves across features and price balancing our approach to both volume and profit.

Accelerate Organic Growth

To increase revenue, the Company plans on accelerating growth through organic market share gains and capturing revenue opportunities through better demand planning. For example, currently, the Company is only delivering 65% to 70% of demand to its customers. Going forward, the Company will connect its demand forecast to what it intends to harvest. The Company will take learnings from its acquisition of Redecan and apply them across the organization. The Company will also put a focus back on medical and consolidate this product under Redecan’s leadership given their strength in this category.

Sale of Amended Senior Secured Convertible Notes to Tilray Brands and $180 million Equity Backstop Financing

On March 2, 2022, the HEXO Corp. board of directors approved a proposed strategic partnership agreement with Tilray Brands Inc. (“Tilray Brands”), in which Tilray Brands will acquire US$211 million of senior secured convertible notes (the “Senior Notes”) that were originally issued by HEXO (the “Transaction”) to HT Investments MA LLC (“HTI”).

We believe the strategic alliance between HEXO and Tilray Brands will provide several financial and strategic benefits including the following:

•

Operational Flexibility: The purchase of the Notes would provide HEXO with immediate operational flexibility by eliminating the monthly redemption feature, amending the financial covenants and extending the maturity, among other things. The terms of the transaction unlock US$80 million of previously-restricted cash which, when combined with the $180 million equity backstop commitment, provides HEXO with significant liquidity to invest in organic growth.

•

Substantial Synergies: Tilray Brands and HEXO have entered into an agreement to form a strategic partnership, which is expected to deliver up to $50 million of cost synergies within two years of the completion of the transaction. Both companies have been working together to evaluate cost saving synergies as well as other production efficiencies, including with respect to cultivation and processing services, certain Cannabis 2.0 products, including pre-rolls, beverages and edibles and shared services and procurement.

•

Increases Product Breadth and Commitment to Innovation: Leveraging both companies’ commitment to innovation, brand building and operational efficiencies, both companies will share expertise and know-how in order to strengthen market positioning and capitalize on opportunities for growth through a broadened product offering and new innovation.

Under the terms of the proposed transaction, Tilray Brands has agreed to acquire 100% of the remaining US$211.3 million outstanding principal balance of the Senior Notes, all of which were originally issued by HEXO to HTI.

As consideration for Tilray Brands’ purchase of the Senior Notes, Tilray Brands will pay HTI 95% of the then current outstanding principal for the Senior Notes (“Purchase Price”). Until closing, HTI may continue to redeem the Senior Notes pursuant to their terms, however in no event shall the principal of the purchased Notes be less than US$182 million prior to the closing of the Transaction. The Purchase Price will be satisfied in cash, common shares of Tilray Brands, or a combination thereof. As a part of the proposed transaction, Hexo has also agreed to issue to HTI an amount of HEXO common shares equal to 12% of the then currently outstanding principal of the Senior Notes divided by 95% of the most recent closing stock price of HEXO common shares on the day prior to the announcement of the Transaction.

Among the various amendments to be made to the Senior Notes, the initial conversion price will be C$0.90 (subject to adjustments as set forth in the certificates for the Notes and the indenture governing the Senior Notes), which, as of March 2, 2022, implies that Tilray Brands has the right to convert the Senior Notes into approximately 37% of the outstanding common shares of HEXO (on a basic basis), inclusive of all equity issuances associated with the Transaction at closing. The Purchase Price will be satisfied in cash, common shares of Tilray Brands, or a combination thereof.

In connection with the purchase of the Senior Notes, Tilray Brands and HEXO intend to extend the maturity date by three years, to May 1, 2026. Included in the agreement is the waiving the right to act upon the default event (as described in Note 18 of the condensed interim consolidated financial statements) by HTI.

The new arrangement allows for the reduction of selling pressure on the Company’s share price as there is no maximum ownership capacity in place under the new agreement. Whereas under the current debt agreement the lender is restricted to 9.99% ownership in HEXO.

The Transaction is subject to a number of conditions, including (i) completion of all required amendments to the terms of the Notes; (ii) execution of definitive documentation relating to the Notes; (iii) receipt of approvals from the Toronto Stock Exchange and the Nasdaq Stock Market LLC, satisfactory to both HEXO and Tilray Brands, as applicable; (iv) Tilray Brands’ satisfactory completion of confirmatory financial due diligence; (v) receipt of all consents and approvals required by any regulatory authorities; (vi) final approval of the boards of directors of each of HEXO and Tilray Brands; (vii) receipt of shareholder approval from the HEXO shareholders; (viii) no material adverse effect having occurred in respect of HEXO; and (ix) receipt of all necessary approvals relating to the $180 million committed equity line provided by KAOS Capital (“KAOS”).

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In addition to the restructured debt, HEXO has entered into an agreement with KAOS and its partners pursuant to which HEXO, KAOS and such other parties that may be added to the standby commitment (collectively, the “Standby Parties”) are expected to negotiate a standby equity purchase agreement (the “Standby Agreement”). It is expected that the Standby Agreement will permit HEXO to demand the Standby Parties to subscribe for an aggregate of $5 million of Common Shares per month over a period of 36 months. The Common Shares are expected to be issued at a 10% discount to the 20-day volume weighted average price of HEXO’s shares on the Toronto Stock Exchange at the time the demand is made. The maximum standby commitment is expected to be $180 million over the term of the Standby Agreement (the “Standby Commitment”). A 5% standby commitment fee payable in Common Shares will be due upon the execution of the Standby Agreement. The proceeds from the Standby Commitment are expected to be used to fund interest payments under the Senior Notes and general corporate purposes.

As consideration for entering into the Transaction, HEXO and Tilray Brands have agreed to work together, in good faith, to evaluate cost saving synergies as well as other production efficiencies and propose to enter into definitive agreements related to certain mutually agreed commercial transactions. These mutually beneficial commercial transactions are expected to include (i) cultivation and processing services, (ii) certain Cannabis 2.0 products (including pre-rolls), each with a view to achieving optimal profitability between HEXO and Tilray Brands, and (iii) establishing a joint venture company that will provide shared services to both companies. Total savings, which will be shared equally between HEXO and Tilray Brands, are expected to be up to $50 million within two years.

HEXO Corp. House of Brands

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Truss Beverage Co.

Through Truss Beverage Co. (“Truss”), our business venture with Molson Coors Canada (“Molson Canada”) we have positioned ourselves to meet the cannabis beverage market in Canada head on. Truss is committed to developing and producing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. We currently offer one of the largest portfolios of cannabis infused beverages and extract products in the Canadian market.

Truss beverage products continue to own the top cannabis beverage market position in Canada with over 35% of total sales2.

Truss beverages are produced and distributed from HEXO’s Belleville facility. The beverage related operations were conducted by HEXO (through the operations of HEXO Cannabis Infused Beverages or “HEXO CIB”) under HEXO’s licensing previous to October 1, 2021 when Truss obtained its own manufacturing and processing license. Under the new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. We expect Truss to acquire the appropriate selling license from Health Canada during fiscal year 20223, at which point sales will transfer to Truss.

HEXO and Molson Coors Beverage Company have created an additional Truss business venture, Truss CBD USA LLC, to explore opportunities for non-alcoholic, hemp-derived CBD beverages in the state of Colorado. See the section “HEXO USA” for additional information.

HEXO Group of Facilities

The following provides information about HEXO’s consolidated group of facilities as of January 31, 2022:

Location	Purpose	Description
Masson, Quebec (Corporate Headquarters)	Cultivation	The Company’s Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. Except as noted below, the facility is licensed by Health Canada for Standard Cultivation, Standard Processing, Sale for Medical Purposes and the current license expires April 7, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

Atholville, New Brunswick	Cultivation	The Company owns and operates the Atholville Facility, (obtained through the acquisition of Zenabis on June 1, 2021) which is a 380,000 sq. ft. indoor growing facility in Atholville, New Brunswick. The Atholville facility is fully licensed by Health Canada for Standard Cultivation, Standard Processing and Sale for Medical Purposes which expires July 19, 2025. The facility was also licensed for cannabis research and development and was terminated on January 5, 2022.

Fenwick, Ontario	Cultivation & Manufacturing

The approximately 400,000 sq.ft. owned Fenwick Facility is where all central administrative functions of Redecan are located including accounting, sales, purchasing, quality assurance, regulatory compliance, human resources, and payroll. The facility is licensed for Standard Cultivation, Standard Processing and Sale for Medical and Adult-use Purposes (effective September 25, 2020 to September 25, 2023).

This facility accounts for the majority of Redecan’s processing (extraction, bud drying, trimming bulk bagging), manufacturing (capsule, pre-roll), and packaging (vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, bud bottling and packaging, pre-roll packaging) activities.

Cayuga, Ontario	Cultivation & Manufacturing	The owned Cayuga Facility operates a seasonal annual crop cycle, operating outside and under hoophouses. The crops are planted in the spring and harvested in the fall. The Cayuga Facility is licensed by Health Canada for Standard Cultivation effective until May 1, 2023.

[2]	Per internal review of Headset sales data based on $ sold Sales from November 1, 2021 to January 31, 2022.
[3]

The Company expects to receive licensing within the 2022 fiscal year. The assumption of acquiring this licensing is derived through the Company’s internal expertise and historical experience in obtaining licensing from Health Canada.

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The primary functions of the site are cultivation of annual seasonal crops for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials.

Belleville, Ontario	Manufacturing

HEXO’s Belleville, Ontario facility is its centralized processing, manufacturing and distribution centre, featuring 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. The facility acts as the Company’s main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. Truss Beverage Co, the Company’s venture with Molson Canada received their manufacturing license on October 1, 2021 and now operates through 183,600 sq. ft.of subleased space under their own license at the facility. The Belleville facility is licensed by Health Canada for Standard Processing and Sale for Medical and Non-Medical Purposes (current license effective October 21, 2020 and expiring October 21, 2023). The facility also has a Cannabis Research license (effective August 27, 2020 and expires October 25, 2024).

The facility is owned by Belleville Complex Inc., which is owned by Olegna Holdings Inc. (“Olegna”) a company affiliated with a director of the Company. On January 18, 2022 HEXO sold its 25% interest in Belleville Complex Inc. to Olegna for proceeds of $10.1 million.

Ottawa, Ontario	Other	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrative and finance functions.

Effingham, Ontario	Propagation, Mother plant maintenance, Medical sales distribution	The Effingham Facility’s cultivation activities are utilized for vegetative plant propagation and mother plant maintenance. The facility produces plants to transfer to the Cayuga Facility and Fenwick Facility for cultivation and harvesting. The Effingham Facility also acts as the center for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The facility is licensed for Standard Cultivation, Processing and Selling purposes, with the current license expiring June 26, 2023.

FACILITIES IN THE PROCESS OF BEING DECOMMISSIONED AND DISPOSED OF

Stellarton, Nova Scotia	Manufacturing

The Company obtained the Stellarton Facility by way of the acquisition of Zenabis on June 1, 2021. The 255,000 sq. ft. indoor facility in Stellarton, Nova Scotia, was used as a packaging, processing and value-added cannabis product manufacturing facility. The facility was licensed by Health Canada for Standard Cultivation and Standard Processing and expired March 1, 2022. The facility was licensed for cannabis research and development which was terminated January 5, 2022.

On November 9, 2021, management announced the decommissioning and closure of the facility effective February 28, 2022. The closure is taking place to centralize product cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

The facility did not meet the criteria under IFRS 5 as Assets Held For Sale as at January 31, 2022.

Langley, British Columbia	Non-operational

The Langley Facility was acquired by the Company through the acquisition of Zenabis on June 1, 2021. The facility is a leased 450,000 sq. ft. greenhouse located in Langley, British Columbia which was previously retrofitted for cannabis cultivation and processing. The facility was licensed by Health Canada for Standard Cultivation and Standard Processing and the current license expires August 2, 2022. The facility was licensed for cannabis research and development which was terminated January 5, 2022.

The Company has terminated operations at the Langley Facility in order to realize synergistic cost savings, as intended upon acquisition. As of the date of this MD&A, the facility remains leased by the Company and has been impaired to $nil.

Brantford, Ontario	R&D

HEXO’s Brantford Facility was previously serving as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was previously fully licensed by Health Canada (Standard Cultivation, Standard Processing and Selling) but the license was terminated by the Company on November 17, 2021 as the operations were moved to Masson to reduce costs.

The building has been classified as held for sale as at January 31, 2022 on the Company’s condensed interim consolidated financial statements.

Kirkland Lake, Ontario	Cultivation & Manufacturing	The Kirkland Lake Facility is located on 800 acres of land owned by DelShen Therapeutics Corp. (a subsidiary of 48North) and comprises approximately 40,000 sq. feet of indoor

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cannabis cultivation and processing facility. The facility’s license issued by Health Canada for Standard Cultivation expired on February 11, 2022.

On November 9, 2021, management announced the decommissioning and closure of the facility and this was completed January 31, 2022. The closure took place to centralize cannabis cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes. The building has been classified as held for sale as at January 31, 2022 on the Company’s condensed interim consolidated financial statements.

Brant County, Ontario (Good House)	Cultivation & Manufacturing

The Good Farm Facility is a 100-acre farm located in Brant County, Ontario, which was acquired as part of the 48North acquisition. The facility’s license was issued by Health Canada for Standard Cultivation, expired on February 4, 2022.

On November 9, 2021, management announced the decommissioning and closure effective January 31, 2022. The closure took place to centralize product cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes. The building has been classified as held for sale as at January 31, 2022 on the Company’s condensed interim consolidated financial statements.

Brantford, Ontario (Good Farm)	Cultivation

The Good Farm Facility is located in an industrial area in Brantford, Ontario, and is comprised of approximately 46,000 sq. feet of indoor cannabis production, processing space and office space, as well as 25,000 sq. feet of available space to support pre/post farm production, extraction, labs and manufacturing. The facility’s license, issued by Health Canada for Standard Cultivation, expired on February 4, 2022.

The facility was available for sale prior to the Company’s acquisition of 48Norht on September 1, 2021 and as a result, continues to be classified as held for sales on the Company’s interim consolidated statement of financial position. Management is currently in the due diligence stage with a prospective buyer and the transaction is expected to close in April 2022.

Vaughan, Ontario	R&D	HEXO’s Vaughan, Ontario facility is a leased facility that houses a cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The facility includes a sensory testing area and a complete commercial kitchen. The facility received its Cannabis Research license on August 27, 2020, which is effective until October 25, 2024. On February 9, 2022, the Company concluded its R&D activities at the site and currently is seeking to exit or sublease the facility.

Fort Collins, CO, USA	Manufacturing

The Company owns an approximate 50,000 sq.ft. facility in the state of Colorado marking its first international property. Subsequent to January 31, 2022, management has decided to pursue an unsolicited offer to sell the building and expects to lease a portion of the facility back. The US based facility was initially intended to provide infrastructure to expand our joint venture with Molson Coors, Truss CBD USA and provide US CPG companies access to the Powered by HEXO® technology and products.

The facility did not meet the criteria under IFRS 5 as Assets Held For Sale as at January 31, 2022.

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HEXO USA

We believe that the U.S. cannabis market represents a significant opportunity to create a global company. As such, we have taken some important first steps to begin entering this market.

✓

Established HEXO USA Inc. (“HEXO USA”) – a wholly owned US based entity created to facilitate our expansion into the US hemp market. HEXO USA is currently building out its business plan and sales strategy which includes the research, development and formulation of creating unique cannabinoid cocktails (blends) tailored to specific applications to maximize cannabinoid functionality at high level margins. This strategy can be applied to CBD and minor cannabinoid based products across both regulated markets and non-regulated markets as we await federal legalization. This includes the formulation and development of cannabinoid beverages, topicals/vanity personal care products to edibles, gummies and infused pre-rolls.

✓

Establish Truss CBD USA – We have created a second joint business venture, Truss CBD USA LLC (“Truss CBD USA”) with Molson Coors. Established in Colorado, Truss CBD USA is majority owned by Molson Coors and operates as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages.

✓

Purchased facility – On June 28, 2021, we announced the acquisition of a 50,000 sq. ft. facility in Colorado to use for our U.S. expansion plans. The facility is zoned for production of a full range of cannabis products and offers a variety of operational capabilities. Subsequent to January 31, 2022, management has decided to accept an unsolicited offer to sell the building for US$9 million and is scheduled to close the transaction in April 2022. The Company expects to lease space back in the facility to continue operations.

✓

Expansion – Truss CBD USA is now present across select grocery markets within Colorado and has launched products in an additional 17 states during Q1’22. The operations of Truss CBD USA are currently not significant to the financial results of HEXO. Truss CBD USA and HEXO’s activities in relation to it will be conducted in accordance with all applicable laws.

Corporate Updates and Events

Changes to Management

Effective November 18, 2021, the Company appointed Scott Cooper, President and CEO, as a Director to replace Sebastien St-Louis.

On December 14, 2021, the Company announced that Trent MacDonald will be stepping down from his role as Chief Financial Officer. Mr. MacDonald remained in an advisory role until March 11, 2022.

Effective January 5, 2022, the Company appointed Curtis Solsvig as acting-Chief Financial Officer. Mr. Solsvig has extensive experience improving operations, reducing costs, making more efficient use of working capital, and implementing balance sheet solutions.

Following the resignation of the Company’s Chief Operating Officer on January 5, 2022, the Company appointed Mr. Charlie Bowman, as acting COO effective February 9, 2022. Mr. Bowman brings a wealth of experience tailoring natural biotech ingredients for the health, wellness and nutritional beverage markets, a diverse global background and nearly three decades of experience to the HEXO USA team.

Changes to Directors

On December 14, 2021, Dr. Michael Munzar resigned as Chairperson of the Board of Directors and was replaced by Mr. John Bell.

On January 5, 2022, the Company appointed William Todd Montour to the Company’s Board of Directors following the resignation of Jason Ewart.

On February 22, 2022 the Company entered into a transition agreement with Adam Arviv and his fund, KAOS, to refresh the Company’s board of directors (the “Board”). The new Board was elected at the Company’s annual and special meeting of shareholders held on March 8, 2022.

The new Board is composed of seven directors, all of whom are independent, being: Mark Attanasio (Chair), Rose Marie Gage (Vice-Chair and Chair of the ESG Committee), Vincent Chiara, Hélène F. Fortin (Chair of the Audit Committee), Rob Godfrey, Peter Montour and William Montour.

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Also on February 22, 2022, John Bell stepped down as Chair of the Board of Directors. In connection with this agreement, John Bell, Emilio Imbriglio, Adam Miron and Scott Cooper resigned from the Board and Mark Attanasio, Rob Godfrey and Hélène F. Fortin were appointed to the Board.

Sale of Interest in Belleville Complex Inc.

On January 18, 2022, the Company sold its 25% interest in Belleville Complex Inc. (“BCI”) to the related party partner Olegna (a company owned and controlled by Vince Chiara, a director of HEXO Corp, which held the remaining 75% ownership in BCI) for net proceeds of $10.1 million. The proceeds were immediately used to partially repay the February 2022 optional redemption on the Senior Secured Convertible Notes. The Company continues to be the anchor tenant of the BCI owned property until 2033, with ten years of optional renewal periods. The above transaction did not result in a modification to the underlying lease.

Carbon Offset Initiative Update

In fiscal 2021, we entered into a partnership with an organization that supports renewable energy and carbon projects across the world, and became carbon neutral in September 2021, as well as offsetting 100% of the Company’s operational carbon emissions in addition to the personal emissions of our then 1,200 employee base. In light of the Company’s Path Forward initiative to cut costs and strive towards cashflow positivity and profitability, it was determined we could no longer support the previously announced plan to fully offset the carbon emissions of the Company or its employees. This is also true of the previously planned Great Bear Forest Carbon Project aimed at helping reduce old-growth tree harvesting. Although the Company regretfully cannot continue with these initiatives, environmental conscientiousness remains top of mind and the Company seeks to align its operations with the Path Forward and reduce emissions, plastics and wastage wherever possible.

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Financial Results

Special Note on Acquisitions and Consolidations

The Company had completed three business acquisitions in the previous three fiscal quarters and as such, the acquisition dates and applicable periods of consolidated results are stated in the table below:

Entity	Business Acquisition Date	Effective Period of Financial Results
		Q2’22	Q1’22	Q2’21
Zenabis	June 1, 2021	Full period	Full period	Not applicable
Redecan	August 30, 2021	Full period	August 30, 2021 to October 31, 2021	Not applicable
48North	September 1, 2021	Full period	September 1, 2021 to October 31, 2021	Not applicable

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three and six months ended January 31, 2022, and January 31, 2021, and the three months ended October 31, 2021.

	For the three months ended			For the six months ended
	January 31, 2022	October 31, 2021	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$	$
Revenue from sale of goods	72,014	69,497	45,678	141,511	86,977
Excise taxes	(19,251)	(19,535)	(12,851)	(38,786)	(24,738)

Net revenue from sale of goods	52,763	49,962	32,827	102,725	62,239
Ancillary revenue	—	226	53	225	108

Total revenue	52,763	50,188	32,880	102,950	62,347
Cost of goods sold	(61,302)	(82,985)	(21,566)	(144,285)	(39,111)

Gross loss before fair value adjustments	(8,539)	(32,797)	11,314	(41,335)	23,236
Fair value adjustments[1]	5,979	821	7,270	6,800	13,560

Gross profit/(loss)	(2,560)	(31,976)	18,584	(34,535)	36,796
Operating expenses	(667,296)	(123,133)	(25,501)	(790,431)	(46,280)

Loss from operations	(669,856)	(155,109)	(6,917)	(824,966)	(9,484)
Other expenses and losses	(66,248)	37,682	(13,922)	(28,565)	(15,553)

Loss before tax	(736,104)	(117,427)	(20,839)	(853,531)	(25,037)
Current and deferred tax	25,218	155	—	25,373	—
Other comprehensive income	20,632	364	—	20,996	—

Total Net loss and comprehensive loss	(690,254)	(116,908)	(20,839)	(807,162)	(25,037)

[1]	Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

Quarterly Financial Highlights

•	Total net revenue growth from the sale of goods reach a quarterly high at $52,763 and 61% increase from the comparative quarter of fiscal 2021 and a modest 6% increase from Q1’22.

•	Adjusted gross margin before fair value adjustments improvement of 11% quarter over quarter, driving an adjusted EBITDA betterment of 52%.

•	Transitory expenses included the Company’s operating expenses for the three months ended January 31, 2022:

•	Acquisition, integration and transactions costs related to the recent acquisitions of Redecan, Zenabis and 48North amounted to $4,569;

•	Significant impairment losses to goodwill, impaired intangible assets, redundant assets, suspended capital projects and initiatives amounted to $616,008; and

•	Executive severance and restructuring charges of $4,524 due to change in management.

12    MD&A

Summary of Results

Revenue

The following table represents the Company disaggregated net revenues by sale stream variances from the previous quarter and the comparative quarter of the prior fiscal year.

For the three months ended	Units	Q2’22	Q1’22	Variance ($)	Variance (%)	Q2’21	Variance ($)	Variance (%)
ADULT-USE (EXCLUDING BEVERAGES)
Adult-use cannabis net revenue	$	36,114	35,983	131	0%	26,904	9,210	34%
Dried grams and gram equivalents sold (kg)	kg	18,320	17,143	1,177	7%	10,450	7,870	75%

ADULT-USE (BEVERAGES)
Adult-use cannabis net revenue	$	3,867	3,159	708	22%	3,392	475	14%
Dried grams and gram equivalents sold (kg)	kg	3,754	3,519	235	7%	3,782	(28)	(1%)

DOMESTIC MEDICAL
Domestic medical net revenue	$	811	668	143	21%	422	389	92%
Dried grams and gram equivalents sold (kg)	kg	196	151	45	30%	78	118	151%

WHOLESALE
Wholesale cannabis net revenue	$	3,740	4,111	(371)	(9%)	109	3,631	3331%
Dried grams and gram equivalents sold (kg)	kg	3,989	4,204	(215)	(5%)	91	3,898	4284%

INTERNATIONAL
International cannabis net revenue	$	8,231	6,041	2,190	36%	2,000	6,231	312%
Dried grams and gram equivalents sold (kg)	kg	3,319	2,285	1,034	45%	800	2,519	315%

Net revenue from sale of goods	$	52,763	49,962	2,801	6%	32,827	19,936	61%

ADULT-USE SALES

Non-Beverage Adult-Use Sales

In the three months ended January 31, 2022, the Company’s consolidated adult-use net revenue (exclusive of cannabis infused beverages) grew 34%, as compared to Q2’21. Organic adult-use net sales declined by 33% from Q2’21. Key factors contributing to the overall net increase were the following:

•	Total net sales from acquisitions, not applicable to the comparative periods, contributed $17,995.

•

The Company’s legacy Quebec based sales decreased by 49% when compared to Q2’21, as the result of significantly increased competition in the Quebec market and loss of market share. Management has begun to reinvigorate the portfolio in order drive increased market share through implementing product lifecycle management which includes building a deep innovation pipeline. Offsetting this were the sales contributed by the Company’s Bake Sale (launched Q3’21) and OS.Joints (introduced in Ontario in Q1’22). These contributed new revenues of $1,634 and $1,778 respectively during the period. Bake Sale and OS.Joint sales were driven by the Company’s Ontario provincial growth of 31%, when compared to Q2’21.

Quarter over quarter net sales remained consistent. The key drivers of these variances are the following:

•

Net adult-use revenues contributed by Redecan and 48North remained consistent quarter over quarter at $13,629 and $815, respectively. Based upon a prorated comparison to the two month period ended October 31, 2021, Redecan sales decreased by 29% mainly due to certain logistical issues such as relisting and relabeling products in Alberta, limiting the ability to meet demand. These issues have since been resolved. Additionally, Redecan saw a decline in pre roll sales in Ontario due to increased competition which management is actively remediating through the introduction of new pre-roll SKUs.

•	The Company’s legacy and Zenabis contributed net revenues remained relatively consistent quarter over quarter.

Beverage Based Adult-Use Sales

Sales from the Cannabis Infused Beverages (“CIB’s”) revenue stream effectively represents the sales activity of the Company’s joint business venture with Molson Canada, Truss. These sales began in the third quarter of the 2020 fiscal year. HEXO CIB was established in order to manufacture, produce and sell cannabis beverage products until Truss obtains its own separate license from Health Canada. On October 1, 2021, Truss obtained their Health Canada manufacturing license. Under the new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement.

13    MD&A

Truss LP has applied for a Cannabis selling license but this has not been granted as at January 31, 2022 (expected in the first half of calendar 2022), at which point the Company will cease to sell Truss beverage products on behalf of Truss LP and account for these sales under the equity method of accounting through its investment in associate.

During the quarter, net beverage sales increased by 16% from the previous quarter and 6% from the second quarter of fiscal 2021. Following the receipt of their cannabis manufacturing license, Truss LP sells CIB’s to the Company which are then sold at a nil margin, excise tax free and thereby contributing net zero to the Company’s earnings.

INTERNATIONAL SALES

During the period, international net revenues grew 36% from the previous quarter and 312% from Q2’21. The contributed international sales of Zenabis, which compose 54% of the current quarters consolidated net revenue, grew 91% quarter over quarter as management has expanded international opportunities.

Legacy HEXO international net sales were consistent as compared to Q2’21.

DOMESTIC MEDICAL SALES

Domestic net medical revenue increased 21% from the previous quarter as the result of a full quarter of medical sales contributed from the acquisition of Redecan beginning August 30, 2021.

Domestic net medical revenue increased 92% from Q2’21. The acquisition of Redecan was the key contributor to this growth as legacy operations net sales decreased 47% as the result of decreasing average medical prices and a continued focus on the adult-use sector.

WHOLESALE REVENUE

Wholesale activity consists of transactions held between the Company and other licensed entities. These sales are generally large quantities at competitive, bulk sale prices which vary from sale to sale. Wholesales are also free of excise taxes, as this burden belongs to the purchaser.

During the quarter the Company’s wholesale revenue experienced growth of $3,631 from the Q2’21 and declined by a modest $371 quarter over quarter. Wholesale revenue continue to be subject to fluctuation period over period, however, additional wholesale opportunities continue to be assessed and evaluated as they arise.

Excise Taxes

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excise taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Wholesale and International medical based sales are free of the excise taxes burden.

As a percentage of adult-use gross sales in the period, excise taxes have remained unchanged at 35% of gross revenue, quarter over quarter and increased from 32% in Q2’21. The increase in the ratio, year over year, is due to the declining average flower selling prices and an average decreased sales mix price due to increased market competition and competitive pricing strategies implemented in attempts to gain and hold market share.

Cost of Sales and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, net realizable adjustments, write offs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected cost to complete and selling costs and includes certain management estimates.

The crystallized fair value, as the result of the purchase price accounting in the Redecan and Zenabis acquisitions, and subsequent sales have been removed from gross profit before adjustments below. These figures represent fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold.’ However, per IFRS 3 requirements, the carried fair value adjustments were then capitalized to the inventories cost basis upon acquisition and are recorded in Cost of goods sold.

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS measures gross profit before adjustments and gross profit before fair value adjustments. Refer to section ‘Non-IFRS Measures’ for definitions.

14    MD&A

	For the three months ended			For the six months ended
	January 31, 2022	October 31, 2021	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$	$
Net revenue from sale of goods	52,763	49,962	32,827	102,725	62,239
Adjusted cost of sales	(33,937)	(37,270)	(21,192)	(71,207)	(40,280)

Gross profit before adjustments	18,826	12,692	11,635	31,518	21,959
Gross margin before adjustments	36%	25%	35%	31%	35%
Write off of biological assets and destruction costs	(1,360)	(980)	—	(2,340)	—
Write off of inventory	(4,941)	(615)	(374)	(5,556)	(374)
Write (down)/up of inventory to net realizable value	(13,937)	(36,197)	—	(50,134)	1,543
Crystallization of fair value on business combination accounting	(7,127)	(7,923)	—	(15,050)	—

Gross (loss)/profit before fair value adjustments	(8,539)	(33,023)	11,261	(41,562)	23,128
Realized fair value amounts on inventory sold	(9,966)	(12,760)	(6,387)	(22,726)	(11,193)
Unrealized gain on changes in fair value of biological assets	15,945	13,581	13,657	29,526	24,753

Gross (loss)/profit	(2,560)	(32,202)	18,531	(34,762)	36,688

COST OF SALES & GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)		Medical		International		Wholesale		Total non-beverage		Adult-use beverages		Company total
January 31, 2022	$		$		$		$		$		$		$
Net revenue from the sale of goods		36,114		811		8,231		3,740		48,896		3,867		52,763
Adjusted cost of sales		(22,682)		(136)		(3,808)		(3,444)		(30,070)		(3,867)		(33,937)

Gross profit before adjustments ($)		13,432		675		4,423		296		18,826		—		18,826
Gross margin before adjustments (%)		37%		83%		54%		8%		39%		—		36%

October 31, 2021	$		$		$		$		$		$		$
Net revenue from the sale of goods		35,983		668		6,041		4,111		46,803		3,159		49,962
Adjusted cost of sales		(27,938)		(276)		(2,148)		(3,128)		(33,490)		(3,780)		(37,270)

Gross profit before adjustments ($)		8,045		392		3,893		983		13,313		(621)		12,692
Gross margin before adjustments (%)		22%		59%		64%		24%		28%		(20%)		25%

January 31, 2021	$		$		$		$		$		$		$
Net revenue from the sale of goods		26,904		422		2,000		109		29,435		3,392		32,827
Adjusted cost of sales		(17,010)		(143)		(577)		(44)		(17,774)		(3,418)		(21,192)

Gross profit before adjustments ($)		9,894		279		1,423		65		11,661		(26)		11,635
Gross margin before adjustments (%)		37%		66%		71%		60%		40%		(1%)		35%

Adult-Use (excluding beverages)

The Company’s total non-beverage gross margin before adjustments increased from the previous quarter. This growth is due to a more favorable sales mix of higher margin products. Total non-beverage gross margin before adjustments remains consistent with the comparative period Q2’21 due to the contribution of Redecan sales at higher average margins, offsetting reduced margins in legacy HEXO sales due to pricing reductions and higher sales mix of low margin products.

International

The Company increased its international sales by 36% during the period, due to establishing new clients. There is no excise tax burden applicable to international sales. Gross margin before adjustments decreased quarter over quarter and from Q2’21 as the result of a 91% increase from the international sales of Zenabis, which contributed lower margins. The Company’s international sales and the associated gross margins may vary from period to period as they are dependent upon the specific purchase order arrangements.

15    MD&A

Wholesale

The wholesale gross margin before adjustments has decreased from the previous quarter. This was the result of strategic offloading of finished goods to de-risk inventory from future impairment and increase cash flows. As compared to Q2’21 (which contained HEXO only wholesales) the gross margin before adjustments decreased as the result of legacy Zenabis wholesale agreements being fulfilled at lower margins. As previously disclosed, the Company’s wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with other licensed producers.

Cannabis Infused Beverages

The adult-use beverage gross margin amounts to $nil after the derecognition of CIB operations under the old services agreement, and the recognition of certain production variances. As discussed in the Company’s CIB division section (see section ‘HEXO CIB’) Truss received its cannabis manufacturing license on October 1, 2021.

IMPAIRMENTS AND WRITE OFFS

In the three months ended January 31, 2022, the Company wrote off $4,941 of previously unimpaired aged inventory. The Company also wrote off $1,360 of compromised biological assets due to an overheating issue which has since been remediated. Also, during the period, the Company impaired $12,887 of aged inventory and excess supply.

In the three months ended October 31, 2021, the Company destroyed $980 of biological assets and wrote off $615 of inventory upon the winddown and ending of operations at the Langley facility. Also, during the period, the Company impaired $36,197 of inventory primarily due to the cessation of the KIT project which would have used significant biomass to commission the equipment.

FAIR VALUE ADJUSTMENTS

The unrealized gain on changes in fair value of biological assets increased 17% from Q2’21. The growth is the direct result of the acquisitions of Redecan and Zenabis and the increased total biological assets on hands. Quarter over quarter the increase in unrelated changes to fair value of biological assets stemming from favorable seasonality and growing conditions.

The realized fair value adjustment on inventory sold for the three months ended January 31, 2022 decreased 22% compared to the previous quarter due to the decreased average selling prices. When compared to the comparative period of fiscal 2021 the realized fair value adjustment on inventory sold increased 56% due to the increased volumes sold.

Operating Expenses

	For the three months ended			For the six months ended
	January 31, 2022	October 31, 2021	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$	$
General and administration	22,550	22,484	12,299	45,036	24,215
Marketing and promotion	6,369	6,223	2,149	12,592	4,231
Share-based compensation	4,017	3,824	5,259	7,841	8,189
Research and development	1,478	967	1,136	2,445	2,172
Depreciation of property, plant and equipment	1,140	2,057	1,679	3,196	2,757
Amortization of intangible assets	6,895	8,158	342	15,053	672
Restructuring costs	4,524	3,989	860	8,513	1,385
Impairment of property, plant and equipment	100,130	23,803	61	123,933	865
Impairment of investment in joint venture and associates	—	26,925	—	26,925	—
Impairment of intangible assets	140,839	—	—	140,839	—
Impairment of goodwill	375,039	—	—	375,039	—
Disposal of long-lived assets	—	—	1,294	—	1,294
Loss/(gain) on disposal of property, plant and equipment	(254)	329	(14)	74	64
Acquisition, integration and transaction costs	4,569	24,374	436	28,945	436

Total	667,296	123,133	25,501	790,431	46,280

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. general and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

16    MD&A

GENERAL AND ADMINISTRATIVE

During the three months ended January 31, 2022, the Company’s general and administrative expenses remained flat. Compared to the second quarter of fiscal 2021, expenses increased by 84%. This increase is due to the following:

•

Payroll related and other general expenses during the current period increased due to the addition of Zenabis, Redecan and 48North for the full three months ended resulting in an increased headcount, rent and insurance.

•	Audit, legal and professional fees have increased as the Company has increased in both complexity and size (due to M&A activity) year over year.

MARKETING AND PROMOTION

Marketing and promotion expenses remained consistent quarter over quarter as cost cutting initiatives net out the additional month of activity recorded for acquisition of Redecan in Q1’22.

Compared to the same three- and six-month period of fiscal 2021, the increase is driven by additional payroll and marketing programs at retail pop-ups following the acquisitions of Redecan, 48North and Zenabis.

SHARE-BASED COMPENSATION

In the three months ended January 31, 2022, share-based compensation remained relatively consistent to the previous quarter. When compared to the three and six months ended fiscal 2021, share based compensation decreased as previous years’ significant grants reach the end of their vesting period.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months January 31, 2022 and the comparative period of fiscal 2021, depreciation of property, plant and equipment in operating expenses decreased due to assets to be sold under the Company’s Path Forward plan, reduction to the non-capitalizable asset base due to impairments and increased capitalization of depreciation to inventory. Total depreciation in the six months ended January 31, 2022, have increased relative to the comparable period of fiscal 2021 due to the additional assets acquired from Redecan and Zenabis.

AMORTIZATION OF INTANGIBLE ASSETS

During the three months ended January 31, 2022, amortization of intangible assets decreased as intangible assets acquired as part of the Newstrike acquisition were fully amortized. Compared to the three and six months ended of fiscal 2021, amortization increased due to the additional amortizable intangible assets, namely, cultivation licenses and brands, which were acquired through the business combination of Zenabis (June 1, 2021), Redecan (August 30, 2021) and 48North (September 1, 2021).

RESTRUCTURING COSTS

During the three and six months ended, January 31, 2022, restructuring expenses increased due to changes made to the Company’s c-suit. These charges are comprised of executive severance and associated replacement costs. During the comparative period the Company underwent a restructuring to rightsize certain departments, such as HR. These costs were primarily executive severance payments.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

On January 31, 2022, indicators of impairment were identified as a result of significant revisions to management’s own forecasts of future net cash inflows and earnings from previous budgets and forecasts. As a result, certain cultivation facilities, as well as related equipment and capital projects were considered redundant and tested for impairment at the asset level resulting in an impairment loss of $98,022 being recorded.

Recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy.

In Q1’22 management completed a review and assessment of the KIT extraction project and suspended the project indefinitely. As such, the remaining capitalized costs have been impaired, including $2,117 of losses in the current period and $13,377 for the six months ended January 31, 2022.

During the comparative period in fiscal 2021, impairment losses related to the abandoned Montreal facility lease right-of-use asset which was no longer required under the Company’s operational needs.

IMPAIRMENT OF INTANGIBLE ASSETS

As discussed above, at January 31, 2022, indicators of impairment were identified by management, including revisions to management’s own forecasts of future net cash inflows. This resulted to the impairment of the Company’s acquired and capitalized brands, the licenses attributed to acquired cultivation facilities and the production Know-how asset.

There were no impairments of intangible assets in the comparative three and six months ended January 31, 2021.

17    MD&A

IMPAIRMENT OF GOODWILL

On January 31, 2022, the Company identified indicators of impairment as the Company’s carrying value of the Company’s only material cash generating unit (the “Canadian Operations CGU”) exceeded market capitalization. The Company performed an impairment test and valuation of the Canadian Operations CGU resulting in a full impairment of the goodwill arising from the acquisitions of Zenabis, Redecan and 48North (see note 15 of the financial statements).

There were no impairments of goodwill in the comparative three and six months ended January 31, 2021.

IMPAIRMENT OF INVESTMENT IN ASSOCIATE

The company recorded no impairments of investment in associates in the three months ended January 31, 2022 and the comparable period of fiscal 2021.

In the six months ended January 31,2022, the company recorded impairment on the investment in Truss LP as there existed indicators of impairment and as such management performed discounted cash flow valuation which resulted in impairment down to its recoverable amount. The historical carrying amount of the Truss LP investment included $42,300 related to the fair value of warrants issued to Molson Canada as part of the initial investment in 2018. These warrants expired unexercised in October 2021.

ACQUISITION, INTEGRATION AND TRANSACTION COSTS

During the three and six months ended January 31,2022, the Company realized expenses directly related to acquisition and integration of Redecan, 48North and Zenabis. These expenses include closing costs, legal expenses, broker compensation, costs associated with the special shareholders meeting to approve the Redecan transaction, due diligence, consulting, integration, and other applicable costs.

During the same period of fiscal 2021, the Company began incurring expenses relating to the acquisition of Zenabis.

Other Income and Losses

	For the three months ended			For the six months ended
	January 31, 2022	October 31, 2021	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$	$
Interest and financing expenses	(5,251)	(5,305)	(2,768)	(10,555)	(5,071)
Interest income	193	774	296	967	708

Interest income (expense), net	(5,058)	(4,531)	(2,472)	(9,588)	(4,363)

Revaluation of financial instruments gain	11,866	27,467	(9,937)	39,334	(9,204)
Share of loss from investment in associate and joint ventures	(2,669)	(2,149)	(2,584)	(4,818)	(3,658)
Fair value loss on senior secured note	(76,666)	11,670	—	(64,995)	—
Gain on sale of interest in BCI	9,127	—	—	9,127	662
Gain (loss) on sale of investments	(297)	(279)	1,248	(576)	—
Foreign exchange gain/(loss)	(4,582)	5,504	(1,862)	920	(2,323)
Other income	2,031	—	1,685	2,031	3,333

Non-operating income (expense), net	(61,190)	42,213	(11,450)	(18,977)	(11,190)

INTEREST AND FINANCING EXPENSES

During the three months ended January 31, 2022, interest and financing expenses remained consistent with the previous quarter.

Compared to the same three and six-month period in fiscal 2021, interest and financing fees have increased due to additional interest-bearing debt instruments acquired through the acquisition of Zenabis on June 1, 2021.

REVALUATION OF FINANCIAL INSTRUMENTS

The Company revalued certain of its financial instruments on January 31, 2022, resulting in a gain in the current period due to the decrease to the Company’s share price. The decreased gain compared Q1’22, is due to lower share price volatility.

The losses in the previous three and six months ended of fiscal 2021 were resultant of a lower inter period volatility in the Company’s share price and an altogether significant lower liability base. The applicable financial instruments are the USD denominated warrants including those issued as part of the August 2021 public offering, which are classified as a liability and remeasured at each period end date.

The number of outstanding USD warrants remains consistent quarter over quarter and year over year.

18    MD&A

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The Company accounts for its interests in associates and joint venture under the equity method and as such recognizes the applicable portion of their financial results onto the consolidated statement of comprehensive loss.

Quarter over quarter, these losses increased due to increased losses from Truss LP and Truss USA as operations continue to shift towards scale. Similarly, the increase from the Q2’21 is due to the aforementioned.

FAIR VALUE LOSS ON SENIOR SECURED CONVERTIBLE NOTE

During the three months ended January 31, 2022, the Company did not meet the adjusted EBITDA financial covenant of the senior secured convertible note. Following this, the Company revaluated the note under the cash demand default condition which resulted in the gross up outstanding principal debt to 115% and a loss on revaluation of $76,666. The loss on revaluation is offset by the Company’s $20,681 gain on credit spread, recognized through Other Comprehensive Income. The gain on credit spread is a function of the increased credit spread risk input to valuation of the note at as compared to the previous period. On March 3, 2022 the Company agreed to enter into a Strategic Alliance with Tilray wherein Tilray will purchase the note from High Trail and restructure the terms of the note (Note 37). High Trail also agreed to temporarily waive their rights in relation to specific Event of Default clauses. Also, the Company recognized $12,572 and $24,934, in amortization related to the day one deferred loss during the three and six months ended January 31, 2022, respectively. The increase from the previous quarter is due to the aforementioned.

SALE OF INTEREST IN BCI

On January 22, 2022, the Company disposed of its 25% interest in the joint venture Belleville Complex Inc for proceeds of $10,111. The initial consideration at the time formation in October 2018 was $nil and carrying value at the date of disposal was $984 and as such the Company recognized a gain of $9,127 upon disposal.

FOREIGN EXCHANGE GAIN/(LOSS)

Gains and losses are the outcome of favorable and unfavorable volatility in the CAD/USD FX rate period over period on the USD denominated senior secured note and cash balances. The losses recognized during the period are due to the impact of the quarter over quarter increase in the CAD/USD rate from 1.2384 to $1.2719 on the senior secured convertible note.

The losses recognized in the second quarter of fiscal 2021, were the result of the decrease in CAD/USD FX rate impact on the Company’s USD cash balance.

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Adjusted EBITDA

As defined under section ‘Non-IFRS Measures’ Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring and acquisition costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company’s continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q2’22	Q1’22	Q4’21	Q3’21	Q2’21
			$	$	$
Total net loss attributable to shareholders before tax	(736,104)	(117,427)	(69,512)	(20,708)	(20,839)
Finance expense (income), net	5,058	4,531	23,211	2,947	2,472
Depreciation, included in cost of sales	5,973	4,969	2,308	1,502	2,385
Depreciation, included in operating expenses	1,140	2,057	1,728	1,612	1,679
Amortization, included in operating expenses	6,895	8,158	1,002	371	342
Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(11,866)	(27,467)	(7,304)	383	9,937
Share of loss from investment in joint venture	2,669	2,149	602	2,244	2,584
Loss/(gain) on convertible debt fair market valuation	76,666	(11,670)	6,964	(746)	—
Unrealized loss/(gain) on investments	297	279	(788)	(544)	(1,248)
Realized gain on disposal of investment in BCI	(9,127)	—	—	—	—
Foreign exchange loss/(gain)	4,582	(5,504)	(12,945)	1,514	1,862
Non-cash fair value adjustments
Realized fair value amounts on inventory sold	9,966	12,760	14,148	6,426	6,387
Unrealized gain on changes in fair value of biological assets	(15,945)	(13,581)	(15,883)	(10,863)	(13,657)
Crystalized fair value adjustment on PPA[1]	7,127	7,923	2,272	—	—
Restructuring costs & acquisition costs
Restructuring costs	4,524	3,989	1,562	336	860
Acquisition, integration and transaction costs	4,569	24,374	14,869	1,871	436
Other non-cash items
Share-based compensation, included in operating expenses	4,017	3,824	827	2,715	5,259
Share-based compensation, included in cost of sales	—	211	333	251	402
Write-off of biological assets and inventory	6,301	1,595	1,181	—	—
Write (up)/down of inventory to net realizable value	13,937	36,197	5,308	—	—
Impairment loss on goodwill	375,039	—	—	—	—
Gain on exit of lease	—	—	—	(88)	—
Impairment losses on property, plant and equipment	100,130	23,803	19,350	16	61
Impairment losses on intangible assets	140,839	—	—	—	—
Impairment of investment in associate	—	26,925	—	—	—
Disposal of long-lived assets	(254)	329	19	(19)	1,280
Other income	(2,031)	—	—	—	—

Adjusted EBITDA	(5,598)	(11,576)	(10,748)	(10,780)	202

[1]	The Company has quantified and adjusted the previous quarters Adjusted EBITDA for the crystalized fair value adjustment on PPA.

The Company’s improvement of Adjusted EBITDA from the previous quarter was driven by the betterment of adjusted gross margins (see sections ‘Cost of Sales & Gross Margin Before Adjustments’ and ‘Operating Expenses’). Net revenue and operating expenses remained relatively consistent period over period.

20    MD&A

Quarterly Results Summary

The following table presents certain unaudited financial information for each quarter of the past two fiscal years. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q2 ’22 January 31, 2022	Q1 ’22 October 31, 2021	Q4 ’21 July 31, 2021	Q3 ’21 April 30, 2021
	$	$	$	$
Net revenue	52,763	50,188	38,760	22,660
Total comprehensive loss	(690,254)	(116,908)	(67,959)	(20,708)
Weighted average shares outstanding	355,752,174	251,805,870	142,018,176	122,397,731
Loss per share – basic	(1.94)	(0.46)	(0.48)	(0.17)
Loss per share – fully diluted	(1.94)	(0.46)	(0.48)	(0.17)

	Q2 ’21 January 31, 2021	Q1 ’21 October 31, 2020	Q4 ’20 July 31, 2020	Q3 ’20 April 30, 2020
	$	$	$	$
Net revenue	32,880	29,468	27,145	22,132
Total comprehensive loss	(20,839)	(4,197)	(169,532)	(18,837)
Weighted average shares outstanding	122,022,069	120,849,754	77,376,174	73,852,844
Loss per share – basic	(0.17)	(0.04)	(1.60)	(0.28)
Loss per share – fully diluted	(0.17)	(0.04)	(1.60)	(0.28)

Financial Position Highlights

The following table provides a summary of our financial position as at January 31, 2022 and July 31, 2021.

	January 31, 2022	July 31, 2021
	$	$
Total assets	973,980	1,311,803
Total liabilities	508,106	579,538
Share capital	1,800,486	1,267,967
Share-based payment reserve	69,818	69,750
Warrants	82,461	124,112
Contributed Surplus	89,235	41,290
Non-controlling interest	(1,819)	1,987
Accumulated other comprehensive income and deficit	(1,574,307)	(772,841)

Total Assets,

On January 31, 2022 the Company’s total assets have decreased by 26% from July 31, 2021. The following significant activities and events resulted in the net decrease of assets during the six months ended January 31, 2022:

•

Total assets have decreased as a result of the full impairment of goodwill as the result of impairment of the HEXO CGU as well as impairment to the individual recoverable amounts of certain intangible assets and property, plant and equipment.(See section ‘Operating Expenses).

•	The Company’s cash and cash equivalents fell $29,736 (See section ‘Liquidity and Capital Resources’).

•

Inventory and Biological assets remained relatively flat period over period, as the additional acquired balances from M&A activity have been offset by impairments and write downs to net realizable value.

•

Property, plant and equipment & assets held for sale increased by a net amount of $16,595. The business combinations of Redecan and 48North contributed $135,527, offsetting these acquisitors were impairments of $123,933 due to the cessation of the KIT project as well as the impairment of a redundant cultivation zone and manufacturing zones in Belleville and its related equipment.

•

Assets Held for Sale increased by $13,404 in line with the Company’s Path forward announcement which noted the exiting of certain cultivation and manufacturing facilities. This largely related to assets acquired from the 48North business combination,

•

The Company has accrued capital contribution calls of $9,896 to its investments during the period, which were offset by the Company’s share of losses in its joint venture and associates and the impairment of the Company’s investment in Truss LP, resulting in an impairment loss of $26,925 (see section ‘Impairment of investment in Associate’).

21    MD&A

Total Liabilities

Current liabilities on January 31, 2022 decreased by 15% from July 31 ,2021 due to the following:

•

Accounts payable and accrued liabilities decreased by 7%. The additional $8,184 of liabilities contributed by M&A activity were offset by a derecognition of liabilities attributable the CIB division after a change in the Company’s arrangement with Truss LP following the receipt of their cannabis processing license (see ‘HEXO CIB (Cannabis Infused Beverages).

•	The Senior secured convertible note decreased by $100,247 on a net basis, mainly due to redemption repayments during the period (see section ‘Senior Secured Convertible Note’).

•	The Company’s December 2019 convertible debentures were reclassified as current liabilities from long term at January 31, 2022 as they mature Dec 2022.

The Company’s long-term liabilities increased on a net basis due to the recognition of a deferred tax liability on the acquisition of Redecan.

Share Capital

During the six months ended January 31, 2022, share capital increased due to; $23,877 of share issuances on the Company’s ongoing ATM program; $230,232 of capital was issued on the Redecan and 48North transactions; $140,534 of capital was issued on senior secured convertible note redemptions; and $135,645 of capital raised through the August 2021 underwritten public offering.

Share-Based Payment Reserve

During the six months ended January 31, 2022 the Company’s shares-based payment reserve increased on a net basis. The net increase is the result of total share-based compensation issued of $7,570 and replacement stock options of $18 on the 48North acquisition. This was offset by expired vested stock options of $7,415 and exercised options of $105.

Warrants Reserve

During the six months ended January 31, 2022, the warrant reserve decreased by $42,420 mainly due to the expiry of warrants which had been issued as compensation in the formation of Truss LP in October 2018. The warrant reserve was increased by $769 on the issuance of replacement warrants associated with the acquisition of 48North.

Contributed Surplus

The Company’s contributed surplus increased by $47,945 during the six months ended January 31, 2022 mainly due to the expired warrants and stock options as stated above.

Liquidity and Capital Resources

Cash Flow Highlights

For the six months ended	January 31, 2022		January 31, 2021
Cash (used)/generated through:	$		$
Operating activities		(91,747)		(14,301)
Financing activities		173,228		(35)
Investing activities		(111,217)		(40,482)

Ending cash balance		37,726		129,355

Operating Activities

Net cash used in operating activities for the six months ended January 31, 2022 increased to $91,747 from $14,301 in the comparative period as a result following:

•	Acquisition and transaction costs related to the recent M&A amounted to $28,945 (January 31, 2021—$436) as well as restructuring costs of $8,513 (January 31, 2021—$1,385);

•	The Company’s Selling general, administrative and marketing expenses increased by $28,709;

•	Changes to non-cash working capital of ($34,592) as compared to ($10,199) in January 31, 2021 were composed of;

•	Net increase of inventories and biological assets carried of $8,147;

•	Prepaid expenses were reduced to align to the Company’s cash management needs, resulting in a change of net inflows of $10,993; and

•	Increased cash used to pay down accounts payables and accruals by $29,643.

22    MD&A

Financing Activities

Net cash generated from financing activities for the six months ended January 31, 2022 increased from the comparative period due to the following events and transactions:

•	Cash generated from issuance of common shares through the underwritten public offering in August 2021 was $175,034; and $23,877 from the Ongoing ATM

•	During the period, the Company repaid convertible and other debt acquired through the Zenabis and 48North acquisitions in the amount of $6,754.

•	The Company’s also utilized the $10,111 of cash proceeds from the sale of its investment in BCI towards repayment of the senior secured convertible note.

Investing Activities

Cash used for investing activities increased significantly in the six months ended January 31, 2022 from the year ended July 31, 2021 due to the following events and transactions:

•

The Company’s $286,454 of Cash held in escrow, which had been raised through the Senior secured convertible note in May 2021, was fully utilized, as intended, to partially fund the $402,173 cash component of the Redecan transaction. The balance of the cash component was derived from the cash raised in August 2021 underwritten public offering;

•	Cash acquired through the acquisition of Redecan and 48North was $21,016; and

•	The Company received net proceeds from the sale of its investment in BCI of $10,111.

Senior Secured Convertible Note

Event of Default

As at January 31, 2022, the Company failed to meet a financial covenant under the Note which required the Company to achieve positive adjusted earnings before taxes, interest, taxes and depreciation (“Adjusted EBITDA”) for the three month period ended January 31, 2022. This is an event of default under the terms of the Note. Subsequent to period end, on March 13, 2022, the Holder of the Note agreed to an irrevocable waiver of their rights in relation to the event of default (Note 18) until the earlier of May 17, 2022 or termination of the Proposed Transaction (Note 37).

In an event of a default, the Holder obtains the option to declare the Note (or any portion thereof) to become due and payable immediately for cash in an amount equal to the Event of Default Acceleration Amount, as defined in the Note. The Event of Default Acceleration Amount is a cash amount equal to the greater of:

•	(A) 115% of the outstanding principal amount of the Note, including any accrued and unpaid interest; and

•	(B) 115% of the product of (i) the original conversion rate of 142.6533, (ii) the outstanding principal amount, including any accrued and unpaid interest, and (iii) the greater of:

•

the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the acceleration notice is delivered; and

•

the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the applicable Event of Default occurred.

As at January 31, 2022, the greater amount was calculated under (A) which represents a cash amount of $329,492 (US $259,054).

In addition, notwithstanding the event of a default, the Holder continues to hold the option to convert the Note, in full or in part, into freely tradeable common shares of the Company, at any time before the second last trading day before the maturity date. The Holder also continues to be entitled to exercise the Optional Redemption Options. However, during the period under which the Note is in default, the conversion rate applied to such conversions will be increased by a number of shares equal to the Event of Default Additional Shares, as defined in the Note. This conversion right continues to be subject to limitations on conversions, including the 9.99% beneficial ownership limitation, as set out in the Note.

As a result of the event of default, the Company is no longer able to exercise its option to force conversion of the Note and is unable to satisfy the terms of the Equity Condition, as set out in the Note, which means the Company does not retain the ability to settle monthly redemption payments in equity. Unless a waiver is granted by the Holder, any monthly redemption options exercised by the Holder will be required to be settled in cash.

Fair Value Measurement

The Note represents a hybrid instrument with multiple embedded derivatives requiring separation. The Note, as a whole, has been designated as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the Statement of loss with changes in credit spread being recognized through Other comprehensive income.

23    MD&A

As at January 31, 2022, as a result of the event of default, the fair value of the Note with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be repaid. The demand amount was calculated by reference to the Event of Default Acceleration amount, as defined in the agreement. Fair value was determined through the use of a model using a valuation technique that includes unobservable inputs.

As the demand amount represented the higher amount, the Note was measured at its demand amount of $329,492 (US $259,054), representing 115% of the outstanding principal at January 31, 2022. There was no accrued or unpaid interest as at January 31, 2022.

Going Concern

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

During the six months ended January 31, 2022, the Company reported an operating loss of $824,966; cash outflows from operating activities of $91,747 and an accumulated deficit of $1,596,455. As at January 31, 2022, the Company was in breach of the requirement to achieve positive adjusted earnings before taxes, interests, taxes and depreciation (“Adjusted EBITDA”) for the three month period ended January 31, 2022 on the Senior Secured Convertible Note (the “Note”). This is deemed an event of default under the terms of the Note. Under the default terms, the Holder obtains the option to accelerate repayment of the Note at a value which is 115% of the principal amount outstanding. As a result, the fair value of the Note has been measured at its demand amount at January 31, 2022, calculated by reference to the accelerated default terms of the Note.

In recognition of these circumstances, on March 3, 2022, the Company’s board of directors approved a proposed strategic partnership agreement with Tilray Brands in which they will acquire 100% of the remaining US$211 million outstanding principal balance of the Note that was originally issued by HEXO (the “Transaction”) to HT Investments MA LLC (“HTI”) and restructure certain provisions of the Note. Among other provisions, the Optional Redemption Payments would be removed, the term extended to three years, and US$80 million in restricted cash released.

Concurrent with the debt restructuring, the Company received a non-binding Letter of Intent for a $180 million equity backstop agreement which would provide the Company access to capital over a 36-month period in order to help ensure debt and interest repayments can be met (the “Standby Agreement”).

The Transaction and the Standby agreement are subject to a number of conditions. Despite the Company’s confidence in its ability to close the Transaction, there can be no assurance of its success in doing so.

On March 13, 2022, HTI agreed to an irrevocable waiver of action for the default event described in Note 18 until the earlier of May 17, 2022 or completion of the Transaction.

As at January 31, 2022, the Company’s existing funds on hand would not sufficient to fund operations and optional redemptions or default payments related to the Note. The Company is dependent on successfully closing the Transaction described above or finding additional sources of financing.

These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company, as at January 31, 2022, to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to successfully close the Transaction or secure additional financing. These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Capital Resources

On January 31, 2022, working capital totaled ($15,466). The Company had no “in-the-money” warrants or vested stock options issued and outstanding as of January 31, 2022, using the closing market price of the common shares on the Nasdaq of $0.72.

The Company is continuously assessing its capital and operational expenditures to streamline the business and cut down operational losses each period on the path to generating earnings per share.

The following table provides information about the Company’s remaining funds from recent public offering and private placement and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings. The remaining cash related to financings raised for general corporate and working capital needs are prorated based timing of funds raised and the current periods cash flow.

24    MD&A

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Use of Proceeds
Ongoing (initiated in May 2021 and resumed in November 2021)	At-the-market public offering	$46,987

The net proceeds generated from the financing were approximately $46,564.

The Company expects to use the net proceeds from the ATM Program for:

(i)  costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement;

(ii)   capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility;

(iii)  potential future acquisitions;

(iv)  working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company’s proposed acquisition of Zenabis Global Inc. (“Zenabis”); and

(v)   repayment of additional debts owed by Zenabis following the completion of the Zenabis acquisition.

The Company acquired US facility in Colorado in May 2021 utilizing proceeds of approximately $8.06 million.

The remaining raised proceeds from the first round of financing (May 2021) were used towards the funding of working capital and debt repayments. On a first in, first out basis, the funds were fully utilized at October 31, 2021.

During the period, the Company raised an additional $24,280 proceeds. Management has not undertaken new direction over the intended use of these funds since inception in May 2021.

On a first in, first out basis, the funds were utilized towards funding working capital and $24,449 remains outstanding at January 31, 2022. The Company remains compliant with its stated intended use as at January 31, 2022

May 27, 2021	Senior Secured Convertible Note	US$327,600	The approximate net proceeds before closing fees from the financing were US$327,600. The Company expected to use virtually all the funds to finalize the acquisition of Redecan.

Upon receipt, as agreed upon, US$229,320 of the funds were placed into escrow. The remaining amount was wired to the Company subject to a covenant to restrict US$80 million of the funds for the acquisition of Redecan.

The Company was in compliance with the stated use of funds and the required covenant at January 31, 2022.

On August 30, 2021, the Company utilized the senior secured convertible note’s net, unrestricted proceeds to fund a significant portion of the $402 million cash component of acquiring Redecan. Management assessed the available financing options and determined the issuance of the convertible note was appropriate and the best available option in order to secure the definitive purchase agreement to acquire Canada’s largest private cannabis licensed producer.

As at January 31, 2022, $99,696 (US$80,000) remains restricted for the settlement of certain debt and associated liabilities.

August 24, 2021	Underwritten Public Offering	US$144,800	The approximate net proceeds before closing fees from the financing were $138,871.	Management utilized approximately $106,185 in closing the acquisition of Redecan on August 30, 2021.

25    MD&A

The Company intended to use the net proceeds from this offering to satisfy a portion of the cash component of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition and for expenditures in relation to the Company’s U.S. expansion plans.	On January 31, 2022, there remains $1,571 on hand. The Company was compliant with its stated intended use on January 31, 2022.

Capitalization Table

The capitalization information in the table below presents the balances of issued and outstanding common shares and other convertible securities as at the date of this MD&A, January 31, 2022 and July 31, 2021.

	March 17, 2022	January 31, 2022	July 31, 2021
Common shares	425,497,496	382,278,543	152,645,946
Warrants	59,829,197	59,852,768	36,986,570
Options	12,066,585	13,226,176	12,018,143
Restricted share units	2,033,267	2,033,267	550,832
Convertible debentures	3,175,633	3,175,633	3,175,633
Senior convertible note[1]	402,048,387	391,085,391	84,501,262

Total	904,650,565	851,651,778	289,878,386

[1]	Estimated based on the assumption all remaining principal at 110% is converted at 88% of the applicable dates available share price.

The following table summarizes the Company’s stock options outstanding as at January 31, 2022 and July 31, 2021.

	January 31, 2022		July 31, 2021
	Number of options	Weighted exercise price	Number of options	Weighted average exercise price
Opening balance	12,018,143	$10.63	7,503,691	$16.30
Granted	3,275,193	1.86	5,273,906	5.21
Replacement options issued on acquisition	162,009	7.19	905,902	3.81
Forfeited	(1,721,688)	4.89	(630,473)	12.80
Expired	(490,457)	21.67	(624,832)	25.95
Exercised	(17,024)	2.54	(410,051)	3.00

Closing balance	13,226,176	$8.41	12,018,143	$10.63

Summary of outstanding and vested outstanding stock options as at January 31, 2022.

	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$1.86–$10.76	9,918,640	8.69	2,952,872	7.23
$15.56–$26.16	1,306,863	7.23	1,123,048	7.22
$28.52–$34.00	1,990,650	6.89	1,971,971	6.88
$47.36–$234.76	10,023	0.04	9,905	0.03

	13,226,176		6,057,796

The following table summarizes RSU activity during the six months ended January 31, 2022 and the year ended July 31, 2021. As of January 31, 2022, 466,540 RSU’s are vested and outstanding.

	January 31, 2022		July 31, 2021
	Units	Value of units on grant date	Units	Value of units on grant date
Opening balance	550,832	$7.91	587,108	$8.41
Granted	1,517,236	1.74	24,008	3.17-7.17
Replacement units issued on acquisition	—	—	223,506	8.61
Exercised – equity settled	—	—	(223,506)	8.61
Exercised – cash settled	—	—	(25,483)	5.62-8.60
Forfeited	(34,801)	3.30	(34,801)	11.76

Closing balance	2,033,267	$3.34	550,832	$7.91

26    MD&A

The following table summarizes warrant activity during the six months ended January 31, 2022 and the year ended July 31, 2021.

	January 31, 2022		July 31, 2021
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
Outstanding, beginning of year	36,666,958	$8.85	33,379,408	$7.60
Expired and cancelled	(2,908,522)	24.50	(535,889)	4.09
Issued on acquisition	1,554,320	1.42	5,970,370	14.59
Issued	24,540,012	4.35	—	—
Exercised	—	—	(2,146,931)	4.10

Outstanding, end of year	59,852,768	$4.88	36,666,958	$8.85

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

	2022 (Six months remaining)	2023 –2024	2025 –2026	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities(4)	51,196	—	—	—	51,196
Excise taxes payable	4,497	—	—	—	4,497
Onerous contract	4,763	—	—	—	4,763
Convertible debenture and interest	35,576	—	—	—	35,576
Senior secured convertible note(3)	329,492	—	—	—	329,492
Lease obligations	2,019	4,013	8,240	31,581	45,853
Capital projects (1)	3,319	34,403	—	—	37,722
Capital calls to associates(4)	9,310	—	—	—	9,310
Service contracts	4,211	2,277	846	145	7,479
Purchase agreements	864	288	—	—	1,152
Lease based operating expenses (2)	1,496	5,985	8,211	13,472	29,164

	446,743	46,966	17,297	45,198	556,204

(1)	The Company’s stated capital projects commitments are disclosed on the basis of managements current capital budget and is subject to change.
(2)

Lease based operating expense represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

(3)	Based upon the 115% default value of the outstanding principal as at January 31, 2022.
(4)

The Company has classified $8,035 capital calls included in accounts payable on the financial statements to capital calls to associates for the purposes of classification accuracy on the commitments schedule of this MD&A.

LITIGATION

Class Actions

As of January 31, 2022, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Sebastien St-Louis and the underwriters of the Company. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at January 31, 2022 (July 31, 2021—$nil).

27    MD&A

As of January 31, 2022, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

MediPharm

As of July 31, 2020, the Company is subject to a lawsuit filed against HEXO Operations by Medipharm Labs Inc. (“Medipharm”) seeking $9,800 for alleged non-payment of cannabis resin it supplied to HEXO Operations pursuant to a supply agreement dated February 11, 2019 between Medipharm and HEXO Operations’ former subsidiary, Up Cannabis, which was a subsidiary of Newstrike and was amalgamated with HEXO Operations, together with Newstrike and certain other affiliates, in August 2019. HEXO intends to vigorously defend itself against the claim and has filed a defence and counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of Medipharm’s claim is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement in the amount of $35,000 from Medipharm in its counterclaim.

Senior notes payable

On June 1, 2021, by way of the business acquisition of Zenabis, the Company assumed senior notes payable and the following litigation with the associated lender of the notes (Note 20). Upon closing the acquisition of Zenabis, the Company was in default under the debenture due to the failure to obtain the lenders consent for a change of control. On February 19, 2021, Zenabis filed a petition in the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the debenture and to obtain discharges of the debenture and related security. The lender took the position that the amount to discharge the debenture and related securities was approximately $72,000. The Company believes the amount is approximately $53,000, which has been provided for in the consolidated financial statements. Under the senior secured note agreement, the Company has restricted funds to satisfy this liability. The difference largely relates to whether a prepayment fee and default fees are payable under the debenture and to the amount to buyout and discharge of a revenue-based royalty liability. The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021. On December 17, 2021, the Supreme Court of British Columbia rendered judgment in the petition proceedings commenced by Zenabis on February 19, 2021, against Sundial Growers Inc. and 2657408 Ontario Inc. The Court concluded that the proceedings have not been determinative of the issues raised by the parties since those issues are not suitable for disposition by petition, and that while the petition hearing may have clarified some of those issues, those issued have yet to be tried and the merits of these issues have yet to be determined. The Court further disposed that, should Zenabis still want to have those issues determined on their merits, it may prosecute them by way of action as commenced by filing notice of civil claim.

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at January 31, 2022, the Company has $50,172 in notes payable (July 31, 2021 – $50,159) (Note 20) that bear interest at a fixed rate and therefore are not subject to interest risk.

The Company holds senior secured convertible debt that under the non-default terms bears no cash interest and is repayable at a fixed rate of 110% of the face value under the standard terms. The Company is in default of the senior secured convertible note at January 31, 2022, and therefore is subject to a prospective interest rate of 18% (Note 18). However, management obtained a waiver for the breach of financial covenant under the terms of the Strategic Alliance agreement with Tilray and the Lender (Note 37), which expires at the earlier of 75-days and the closing of the Tilray transaction.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

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Financial assets

The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

Financial liabilities

During the six months ended January 31, 2022 the Company obtained an amendment to the Senior secured convertible notes equity condition effectively reducing the Equity Condition threshold by 70% allowing the Company increased discretion over redemption payments to be repaid in cash or equity (Note 18). The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 18.

If the January 31, 2022 fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $27,246 (January 31, 2021 – no material impact). The following table presents the Company’s’ price risk exposure as at January 31, 2022 and July 31, 2021.

	January 31, 2022	July 31, 2021
	$	$
Financial assets	645	2,492
Financial liabilities	(273,106)	(373,432)

Total exposure	(272,461)	(370,940)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held in escrow, restricted cash and trade receivables. As at January 31, 2022, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2021 – AA) and an American commercial bank with a credit rating of A-. Certain restricted funds in the amount of $29,996 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however the utilized custodian is Citibank which holds a credit rating of A+.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss at January 31, 2022 is $221 (July 31, 2021—$66).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at January 31, 2022 and amounted to $221,271 (July 31, 2021 – $522,908). During the six months ended January 31, 2022 the Company fully utilized the July 31, 2021 cash held in escrow balance to partially fund the acquisition of Redecan (Note 14).

The following table summarizes the Company’s aging of trade receivables as at January 31, 2022 and July 31, 2021:

	January 31, 2022	July 31, 2021
	$	$
0–30 days	21,648	22,971
31–60 days	17,508	12,390
61–90 days	8,402	1,435
Over 90 days	1,737	625

Total	49,295	37,421

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Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the six months ended January 31, 2022, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) representing 29%, 19% and 14%, respectively (January 31, 2021 – SQDC, OCS and ALGC representing 47%, 18% and 18%, respectively) of total applicable periods gross cannabis sales.

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 9%, 43% and 23%, respectively, of total trade receivables, respectively as at January 31, 2022 (July 31, 2021 – the three crown corporations SQDC, OCS and ALGC representing 13%, 29% and 13% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements. As at January 31, 2022, the Company has $37,726 (July 31, 2021 – $67,462) of cash and cash equivalents and $49,295 (July 31, 2021 – $37,421) in trade receivables. The Company has current liabilities of $429,026 (July 31, 2021 – $503,638) on the statement of financial position. As well, the Company has remaining contractual commitments of $11,497 due before July 31, 2022. The Company has restricted funds to satisfy debt of $50,172, presented in current liabilities (Note 5). The maturity analysis of undiscounted cash flows for lease obligation and convertible debentures is disclosed in Note 19 and Note 17, respectively.

Current financial liabilities include the Company’s obligation on the senior secured convertible note. The Company is in breach of a financial covenant at January 31, 2022 and is in default on the note (Note 18). On March 13, 2022, HTI agreed to an irrevocable waiver of action for the default event until the earlier of May 17, 2022 or completion of the Transaction described in Note 37. Management expects to settle a significant portion of this liability in equity. However, if the Company is unable to meet the requirements Equity Condition Waiver (Note 18) the Holder may demand settlement in cash. The analysis of potential cash outflow to redeem the Note up to the earliest maturity date is given below. During the six months ended January 31, 2022 the Company settled all the optional redemption payments in equity, with the exception of a cash payment made using the net proceeds on the sale of the Company’s interest in BCI (Note 10) and subsequent to the period, the Company’s settled February and March 2022 optional redemptions payments were done so in equity. The Company has also received a cash settlement waiver for the May 2023 optional redemption.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2022 (six months remaining)	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	59,231	—	—	—	—	59,231
Excise taxes payable	4,497	—	—	—	—	4,497
Senior notes payable	51,875	—	—	—	—	51,875
Convertible debentures	1,614	41,273	—	—	—	42,887
Undiscounted future lease payments	2,960	6,040	6,040	5,592	56,631	77,263

	120,177	47,313	6,040	5,592	56,631	235,753
Senior secured convertible note	329,492	—	—	—	—	329,492

Total	449,669	47,313	6,040	5,592	56,631	565,245

Foreign Currency Risk

On January 31, 2022, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of cash and cash equivalents, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at January 31, 2022, approximately $120,624 (US$94,838) (July 31, 2021 – $434,838 (US$348,931)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would result in a change of $1,206 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US$ denominated warrants.

The Company’s Senior secured convertible note is denominated in US$. The Company plans to settle the majority of this debt in equity. However, if the Company is unable to meet the equity settlement condition or secure cash settlement waivers, the settlement may entail cash outflow. The sensitivity of the Senior secured convertible note due to foreign currency risk is disclosed in Note 18.

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Critical Accounting Estimates and Assumptions

Our critical accounting assumptions are presented in Note 4 of the Company’s annual audited consolidated financial statements for the year ended July 31, 2021, and in certain cases the financial statement note itself. The annual audited consolidated financial statements are available under HEXO’s profile on SEDAR and EDGAR.

Other than those estimates outlined in the business acquisitions of Redecan and 48North (Note 14 of the Condensed Interim Consolidated Financial Statements) there have been no changes to the Company’s critical accounting estimates and assumptions.

Related Party Transactions

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the period was as follows:

	For the three months ended		For the six months ended
	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$
Salary and/or consulting fees	635	533	1,490	1,301
Termination benefits	3,642	483	5,280	1,008
Bonus compensation	380	263	2,393	527
Stock-based compensation	1,595	2,309	3,100	4,255

Total	6,252	3,588	12,263	7,091

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Belleville Complex Inc.

The Company held a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc. (“Olegna”), a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. On January 18, 2022, the Company sold its 25% interest in BCI to the related party partner Olegna for net proceeds of $10,111 which were immediately used to partially repay the February 2022 optional redemption. The Company remains the anchor tenant of the BCI owned property until 2033. The Company has also subleased a portion of the space to Truss LP (Note 7).

Initial consideration for the 25% interest on the joint venture was deemed $nil, the carrying value of BCI at disposal was $984 and therefore as a result of the above transaction the Company recognized a gain on sale of $9,127, recognized in other income and losses.

Under this lease arrangement, the Company incurred $1,327 and $2,588 in lease and operating expenses during the three and six months ended January 31, 2022 (January 31, 2021—$3,367 and $4,274). This lease liability is recognized on the Company’s balance sheet under IFRS 16 (Note 19).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 10).

The Company subleases a section of its Belleville lease to Truss LP. This sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 7).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility (located at the Belleville facility) and in the Gatineau Facility. The Company continues to market and sell beverages for the adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP has applied for a Cannabis selling license but this has not been granted as at January 31, 2022.

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During the three and six months ended January 31, 2022, the Company purchased nil and $912 (January 31, 2021 – $884 and $5,173) of raw materials from Truss LP under the previous TSSA arrangement and $3,867 and $5,137 (January 31, 2021 – $nil and $nil) of manufactured products under the new arrangement in the three and six months ended.

Management’s Report on Internal Controls over Financial Reporting

Management’s Report on Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. DCP and ICFR has been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”).

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of management’s assessment of internal control over financial reporting excludes 6% of our consolidated total assets and 21% of our consolidated net revenues related to Zenabis Global Inc., which was acquired on June 1, 2021, and similarly excludes 21% of consolidated total assets and 27% of consolidated net revenues related to Redecan, which was acquired on August 30, 2021. The scope of management’s assessment of internal control over financial reporting also excludes all consolidated total assets and consolidated net revenues from 48North, which was assessed as immaterial by Management and acquired September 1, 2021.

Management concluded that internal control over financial reporting was not effective as of January 31, 2022 as a result of previously reported material weaknesses in internal control over financial reporting. The assessment of the control environment of Zenabis Global Inc. will be part of the Company’s internal control over financial reporting evaluations for the current fiscal year.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, our management identified material weaknesses that existed as of July 31, 2021. For the year ended July 31, 2020, the Company identified material weaknesses in the control environment, risk assessment processes, information technology general controls, the functionality of the enterprise resource planning (ERP), reliance on complex spreadsheets, procurement, fixed assets and period end financial reporting. While these material weaknesses remain unremediated, as a result of improvements in our monitoring processes, we identified additional areas of material weakness as at July 31, 2021 and continue to provide expanded disclosure under three main areas: (i) Control environment, (ii) Control activities and (iii) Information Technology General Controls.

i.	Control Environment

The Company did not design or implement adequate oversight processes and structures, or an organizational design to support the achievement of the Company’s objectives in relation to internal controls. The Company identified multiple deficiencies in internal controls, primarily due to the control environment not being mature enough to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, pervasive issues exist within the control environment that impact the ability of the Company to maintain effective internal control over financial reporting. In addition, accountability for adherence to policies and processes across the organization was not consistently enforced; and as such, there is increased likelihood of misstatements occurring. This material weakness contributed to the following further material weaknesses:

•

Risk assessment procedures did not fully identify risks of misstatement that could, individually or in combination with others, increase the vulnerability of the Company to material misstatements to the financial statements, whether intentional or unintentional.

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•

Monitoring activities did not operate effectively to identify control gaps and control deficiencies in significant processes in a timely manner. In addition, monitoring activities did not operate to identify new risks related to changes in the business, and as such, these risks were not assessed or responded to in the internal control environment.

•

While the Company is not aware of any material fraud or suspected fraud, anti-fraud control activities were not designed to effectively mitigate the risk of fraud events occurring or not being detected in a timely manner to an acceptable level. In the prior year, control deficiencies were identified in both the fraud risk assessment and the design and monitoring of Company’s whistleblower hotline. However, the Company has transitioned the whistleblower hotline to a third-party vendor specializing in robust, anonymous whistleblower reporting systems and ethics programs in the beginning of November 2021.

•

Information and communication processes did not effectively operate to ensure that appropriate and accurate information was available to financial reporting personnel on a timely basis to fulfill their roles and responsibilities. Significant changes to the composition of the board and senior management have also impacted information and communication, as well as the overall control environment.

These entity level control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the ability of the Company to maintain a system of effective internal control, including an effective anti-fraud program. These deficiencies could potentially reduce the likelihood of preventing or detecting misstatements, which could impact multiple financial statement accounts and disclosures. Accordingly, management has determined the above deficiencies constitute a material weakness, both individually and in aggregate.

ii.	Control Activities

We previously identified material weaknesses in our internal control over financial reporting that continue to exist. Through the period, the Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not reassess resource requirements to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, there was not a complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements throughout the fiscal period. This resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following further material weaknesses:

•

The Company did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the preparation and review of account reconciliations and journal entries.

•

The Company did not design and consistently maintain effective controls to achieve reasonable assurance that transactions are properly initiated, authorized, recorded and reported. Specifically, the Company did not design and consistently maintain controls over a number of significant processes, including loans and borrowings, convertible debentures, purchases-to-pay, inventory, biological assets, property, plant and equipment, intangible assets, leases, investments, tax and equity.

•

The Company did not design and maintain processes and controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, the Company did not design and maintain controls to timely analyze and account for the senior secured convertible note, impairment of non-financial assets, and non-routine complex transactions including the accounting and reporting related to material acquisitions.

These material weaknesses resulted in audit adjustments to loans and borrowings, senior secured convertible note, leases, and related right of use assets, accruals, various expense line items and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended July 31, 2021. Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

iii.	Information Technology General Controls

The Company did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and the design and operating effectiveness of controls at service organizations are evaluated on a timely basis, and (iv) testing and data validation controls for program development to ensure that new software and application development is aligned with business and IT requirements.

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These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT general controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Status of Remediation Plan

As disclosed in the prior year, management, with the assistance of external consultants, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities are in progress:

•

We are in the process of implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.

•

We currently have increased the number of finance and accounting personnel with contractors. While they may have the requisite knowledge and skillset, we plan to transition away from contractors to full-time personnel to establish clear responsibility and accountability for key financial reporting processes and controls. We will continue to evaluate financial reporting personnel for the appropriate level of internal controls and accounting knowledge, training, and experience commensurate with our financial reporting requirements and will enhance personnel where necessary.

•

We have established an internal audit function and engaged external consultants to assist management with the design and implementation of internal controls, including IT general controls. As a result, we continue to assess risks related to financial reporting, understand and document significant financial reporting processes, and to reassess the design and operation of key controls.

•

We are designing a more robust anti-fraud program, inclusive of transitioning service providers for the monitoring of the Whistleblower hotline to ensure prompt, competent, and confidential review, investigation, and resolution of instances of non-compliance and allegations involving fraud and misconduct. We have engaged a third-party vendor specializing in reliable, anonymous whistleblower reporting systems and ethics program in the beginning of November 2021. Management implemented an annual review and acknowledgment of the Code of Ethics for all personnel.

•

We are in the design and development stage of an ERP and IT ecosystem project, including a new cultivation management software application, which will be implemented in the next fiscal year and replace our existing ERP system. This will improve functionality, with an additional focus on ensuring that system design addresses the existing IT general control deficiencies relating to system development, data migration and change and user access management. This will also support remediation of material weaknesses relating to control activities.

•

We commenced a full ERP user access review to identify any instances of inappropriate access, as well as assess any instances where users have been assigned incompatible duties and responsibilities. We have designed a process to monitor the appropriate use of privileged user access. This will be performed on a quarterly basis. User access deficiencies are not fully remediated as access controls have not been subject to operating effectiveness testing.

•

We implemented automated purchase-to-pay approval workflows and authorization of journal entries within the existing ERP in the prior fiscal period to assist in addressing segregation of duties. While management determined that the design of both purchase-to-pay and journal entry authorization controls were effective, the IT general control deficiencies in aggregate adversely impacted the operating effectiveness of these controls, as both are IT-dependent. As at February 1, 2022, the tracking of system changes within the existing ERP were configured to achieve the effective design of controls that will be implemented to mitigate the risk of unauthorized changes or access to the existing ERP.

•

While we believe these actions will remediate the material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

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Changes in Internal Control Over Financial Reporting

Other than disclosed above, there have been no changes in the Company’s internal control over financial reporting during the Company’s fiscal quarter ended January 31, 2022 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations. The Company’s fulsome discussion over its risk factors are disclosed in the annual Managements Discussion & Analysis and Annual Information Form dated October 29, 2021 available under our profile on www.sedar.com and www.edgar.com.

•

Existing funds on hand, when combined with operational cash flow, are not sufficient to fund existing debt repayments, capex budgets, and potential cash requirements under the Senior Secured Convertible Note. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is no assurance that certain sources of additional future funding will be available to the Company or will be available on terms which are acceptable to management. These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

•

The Company’s ability to make scheduled payments of principal or to pay redemption payments or other amounts payable under the Senior Secured Convertible Notes or to refinance the Senior Secured Convertible Notes depends on our future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond our control. The terms of the Senior Secured Convertible Notes require us to pay approximately US$211.3 million (as of the date of this M&A) to repay or redeem the full principal amount of the Notes at maturity, and the Purchaser has the right to require the Company to pay the Optional Redemption Payments and certain other amounts under the Senior Secured Convertible Notes. The Company’s business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the Notes. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Senior Secured Convertible Notes will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Senior Secured Convertible Notes.

•

The conversion of the Senior Secured Convertible Notes or the satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares will dilute the ownership interests of existing shareholders to the extent we deliver shares upon conversion or redemption of the Senior Secured Convertible Notes. Any sales in the public market of the Common Shares issuable upon such conversion or redemption could adversely affect prevailing market prices of our Common Shares. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Senior Secured Convertible Notes or the satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares could be used to satisfy short positions, or anticipated conversion or satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares could depress the price of our Common Shares.

•

The Fundamental Change repurchase and redemption features of the Notes may delay or prevent an otherwise beneficial attempt to take over the Company. The terms of the Senior Secured Convertible Notes require us to repurchase the Notes in the event of a Fundamental Change. A takeover of the Company would trigger an option of the Purchaser to require us to repurchase the Senior Secured Convertible Notes. This may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial.

•

The Company is subject to certain covenants set forth in the Senior Notes. The Senior Notes contain customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. Among other things, we are required to maintain a minimum liquidity of at least US$35.0 million at all times, and in some cases, of at least US$80.0 million. We are required to maintain or exceed a minimum threshold of adjusted EBITDA beginning Q2’22, which the Company did not meet. However, on March 13, 2022, the Lender has waived its rights to act upon the default until the earlier of May 17, 2022 or the date the proposed transaction with Tilray Brands is completed. Upon an event of default under the Senior Notes, the outstanding principal amount of the Senior Notes plus any other amounts owed under the Senior Notes will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the Senior Notes, and the Secured Noteholder could foreclose on the Company’s assets. An event of default would also likely significantly diminish the market price of our Common Shares.

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•

If the principal amount of the Senior Secured Convertible Notes is not converted into Common Shares or the Company does not pay or is not able to pay for any redemptions of the Senior Secured Convertible Notes in Common Shares, servicing the debt under the Senior Secured Convertible Notes requires a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Senior Secured Convertible Notes.

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The Company generated negative operating cash flow for the past three and six months and for the past four fiscal years. While the Company has announced and launched the “Path Forward” as a transformational strategic plan designed to utilize HEXO’s current assets and capabilities, to drive accelerated organic growth, build market share and become operationally cash flow positive within the next four quarters, there are no guarantee that it will be successful in becoming cash flow positive from operations within that timeline. The Company can also not guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Company has negative cash flows in future periods, HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO’s ability to pursue its business objectives. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

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The Company recently announced the key terms of a strategic partnership agreement with Tilray Brands, and HTI, in which Tilray is expected to acquire the Senior Secured Convertible Notes from that were originally issued by HEXO to HTI. The strategic partnership then announced remains subject to the negotiations of the definitive agreements and the satisfaction of specific conditions, including (i) completion of all required amendments to the terms of the Notes; (ii) execution of definitive documentation relating to the Notes; (iii) receipt of approvals from the Toronto Stock Exchange and the Nasdaq Stock Market LLC, satisfactory to both HEXO and Tilray Brands, as applicable; (iv) Tilray Brands’ satisfactory completion of confirmatory financial due diligence; (v) receipt of all consents and approvals required by any regulatory authorities; (vi) final approval of the boards of directors of each of HEXO and Tilray Brands; (vii) receipt of shareholder approval from the HEXO shareholders; (viii) no material adverse effect having occurred in respect of HEXO; and (ix) receipt of all necessary approvals relating to the $180 million committed equity line provided by KAOS Capital Inc. The Company cannot predict the outcome of the negotiations between HTI, Tilray Brands and the Company, There are also no guarantees that the definitive agreements will be signed and that the conditions will be satisfied.

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The Company recently announced the key terms of a $180 million committed equity line provided by KAOS, pursuant to which pursuant to which HEXO, KAOS and the Standby Parties are expected to negotiate the Standby Agreement. The Standby Agreement remains subject to negotiation and, among other things, receipt of necessary regulatory and TSX approvals. The Company cannot predict the outcome of the negotiations between KAOS, the Standby Parties and the Company and there are no guarantees that the Standby Agreement will be signed, or that it will be entered on the terms announced by the Company. The Company can also not guarantee nor predict the issue price of any Common Shares issued under the Standby Commitment, the nature and amount of the Standby Commitment fee the terms, the use of the proceeds from the Standby Commitment, or the terms of any nomination rights agreement that may be entered into with the Standby Parties.

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Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

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While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

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The volatile Canadian cannabis industry has resulted in several of the Company’s peers to undergo rightsizing efforts which could saturate the market with similar assets the Company may intend to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

•	The Company may not be successful in the integration of acquisitions into our business (see ‘Cautionary Statement Regarding Forward-Looking Statements’).

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We have identified multiple material weaknesses in our internal controls as of July 31,2021 and January 31, 2022, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of HEXO’s shares may be adversely affected. In the course of preparing and auditing our consolidated financial statements for the year ended July 31, 2021, we and our independent registered public accounting firm identified multiple material weaknesses in our internal control over financial reporting as of July 31, 2021. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are identified in “Management’s Report on Internal Control over Financial Reporting” section of this MD&A. We have begun and will continue to implement measures to address the material weaknesses. However, the

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implementation of those measures may not fully remediate the material weaknesses in a timely manner. In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

•	The Company may not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline.

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The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, the COVID-19 pandemic, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

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Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

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We may issue additional securities to finance future activities outside of the Offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company’s outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

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HEXO has in the past made and may in the future make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and HEXO may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Although HEXO has conducted and will conduct due diligence in connection with potential strategic acquisitions or investment opportunities and potential vendors have, may or will provide a number of representations and warranties in favour of the Company in connection with these acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the acquired entities.

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Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

•	The Company is subject to restrictions from the TSX and Nasdaq which may constrain the Company’s ability to expand its business internationally.

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The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

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We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

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We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

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Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

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Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

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We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

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Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

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The Company’s ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company’s operations.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada..

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We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

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Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

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Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	Conflicts of interest may arise between the Company and its directors.

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The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

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Our common shares are listed on the TSX and Nasdaq; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the TSX and/or Nasdaq.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company operates in a highly regulated industry which could discourage any takeover offers.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) infrequent expenses, plus (minus) other non-cash items. See Adjusted EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, infrequent expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in “Gross profit before fair value adjustments.” The adjustment begins with the IFRS additional measure Gross profit before fair value adjustments. The cost of goods sold is then modified to remove the impact of write-offs of inventory and biological assets, write downs to net realizable value, destruction costs and the crystalized fair value adjustments from purchase price accounting. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

PRODUCTION CAPACITY

The production capacity disclosed within this MD&A represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

ORGANIC GROWTH/VARIANCES

Organic growth is representative of the Company’s results and earnings that are a direct result of the Company’s existing operations.

CRYSTALIZED FAIR VALUE

The crystallized fair value is the result of the purchase price accounting of Redecan and Zenabis. This represents the fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold’ but per IFRS 3 requirements, the fair value adjustments are capitalized to the inventory’s day one cost on the acquisition date.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company’s statement of loss and comprehensive loss for the three and six months ended January 31, 2022.

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENTS

We utilize this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company’s perpetual sales activity vs. the future “to be” discontinued sales stream, cannabis infused beverages. As discussed in section ‘Beverage Based Adult-Use Sales,’ the cannabis infused beverage revenues, as at the date of this MD&A, are intended to cease to be recognized by the Company as direct sales at the point in time when the business venture Truss obtains the appropriate cannabis licensing under Health Canada.

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Cautionary Statement Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the Company’s ability to implement the Path Forward and realize it’s intended cost savings and benefits;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the Company’s ability to manage and integrate acquisitions;

•	the Company’s ability to implement its growth strategies;

•	the Company’s competitive advantages;

•	the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;

•	the development of new products and product formats for the Company’s products;

•	the Company’s ability to obtain and maintain financing on acceptable terms;

•	the event of a default event and whether the Company has the ability to fund arising obligations;

•	the impact of competition;

•	the Company’s Truss and Truss CBD USA business ventures with Molson Coors and the future impact thereof;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to protect intellectual property;

•	the Company’s ability to retain key personnel;

•	securities class action and other litigation to which the Company is subject; and

•	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors” in the Company’s 2021 Annual MD&A and Annual Information Form filed October 29, 2021. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

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